

CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION OF WOOW INC.

WOOW Inc. (the "**Corporation**"), a corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

1. This Certificate of Amendment (the "**Certificate of Amendment**") amends the provisions of the Corporation's Certificate of Incorporation filed with the Secretary of State on July 5, 2023 (the "**Certificate of Incorporation**").

2. Article FOURTH of the Certificate of Incorporation is hereby amended and restated in its entirety as follows:

"The total number of shares of common stock which the Corporation is authorized to issue is 6,000,000, at a par value of $0.001 per share ("**Common Stock**").

Upon the filing and effectiveness (the "**Effective Time**") pursuant to the Delaware General Corporation Law of this Certificate of Amendment to the Certificate of Incorporation of the Corporation, each share or fraction of a share of Common Stock issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be split and converted into fifty thousand (50,000) shares of Common Stock (the "**Stock Split**"). No fractional shares shall be issued in connection with the Stock Split. Each fractional share that a stockholder would otherwise be entitled to receive shall be rounded up to the next whole share of Common Stock in lieu of such fractional share. Each certificate that immediately prior to the Effective Time represented shares of Common Stock ("**Old Certificates**"), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been split, subject to the elimination of fractional share interests as described above."

3. This amendment was duly adopted in accordance with the provisions of Section 228 and Section 242 of the General Corporation Law of the State of Delaware.

4. All other provisions of the Certificate of Incorporation shall remain in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by Ledi Christopher, its President, this 11th day of December, 2023.

By [signature]

Ledi Christopher
President

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:22 AM 12/11/2023
FILED 09:22 AM 12/11/2023
SR 20234182896 - File Number 7548832

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF MERGER, WHICH MERGES:

"WOOW LLC", A NEW YORK CORPORATION,

WITH AND INTO "WOOW INC." UNDER THE NAME OF "WOOW INC.", A CORPORATION ORGANIZED AND EXISTING UNDER THE LAWS OF THE STATE OF DELAWARE, AS RECEIVED AND FILED IN THIS OFFICE ON THE ELEVENTH DAY OF JULY, A.D. 2023, AT 4:41 O`CLOCK P.M.



Jeffrey W. Bullock, Secretary of State

7548832 8100M
SR# 20232969258

Authentication: 203732729
Date: 07-12-23

You may verify this certificate online at corp.delaware.gov/authver.shtml

STATE OF DELAWARE

CERTIFICATE OF MERGER OF

DOMESTIC CORPORATION AND

FOREIGN LIMITED LIABILITY COMPANY

Pursuant to Title 8, Section 264(c) of the Delaware General Corporation Law, the undersigned corporation executed the following Certificate of Merger:

FIRST: The name of the surviving corporation is WOOW Inc., a Delaware Corporation, and the name of the limited liability company being merged into this surviving corporation is WooW LLC, a New York limited liability company.

SECOND: The Agreement of Merger has been approved, adopted, certified, executed and acknowledged by the surviving corporation and the merging limited liability company.

THIRD: The name of the surviving corporation is WOOW Inc.

FOURTH: The merger is to become effective upon filing of this Certificate of Merger.

FIFTH: The Agreement of Merger is on file at 2344 Boston Road, Apt. 15 T, Bronx, NY 10467, the place of business of the surviving corporation.

SIXTH: A copy of the Agreement of Merger will be furnished by the corporation on request, without cost, to any stockholder of any constituent corporation or member of any constituent limited liability company.

SEVENTH: The Certificate of Incorporation of the surviving corporation shall be its Certificate of Incorporation.

IN WITNESS WHEREOF, said Corporation has caused this certificate to be signed by an authorized officer, the 11th day of July, 2023.

By: /s/ Ledi Christopher ________
Name: Ledi Christopher
Title: President

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:41 PM 07/11/2023
FILED 04:41 PM 07/11/2023
SR 20232969258 - File Number 7548832

1

CERTIFICATE OF INCORPORATION

OF

WOOW INC.

THE UNDERSIGNED, for purposes of incorporating and organizing a corporation under the General Corporation Law of the State of Delaware (the "**GCL**"), does hereby certify as follows:

FIRST: The name of the corporation (the "**Corporation**") is WooW Inc.

SECOND: The address of the registered office of the Corporation in the State of Delaware is 251 Little Falls Drive, City of Wilmington, County of New Castle, Delaware 19808. The name of the registered agent of the Corporation in Delaware for service of process at such address is Corporation Services Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the GCL.

FOURTH: The aggregate number of shares which the Corporation shall have the authority to issue is 200,000 shares, par value of $0.001 per share. All of such shares are of one class and are shares of common stock.

FIFTH: The name and mailing address of the incorporator is as follows: Andrew Oliver, c/o Moses & Singer LLP, 405 Lexington Avenue, New York, NY 10174.

SIXTH: The election of Directors of the Corporation need not be by written ballot.

SEVENTH: The Board of Directors of the Corporation shall have the power to adopt, amend or repeal Bylaws of the Corporation.

EIGHTH: The Corporation shall have the right, subject to any express provisions or restrictions contained in this Certificate of Incorporation of the Corporation or Bylaws, from time to time, to amend, alter or repeal any provision of this Certificate of Incorporation in any manner now or hereafter provided by law, and all rights and powers of any kind conferred upon a director or stockholder of the Corporation by this Certificate of Incorporation or any amendment thereof are conferred subject to such right.

NINTH: To the fullest extent permitted by the GCL, as the same exists or hereafter may be amended, no director of the Corporation shall be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director. Neither any amendment, repeal or modification of this Article Ninth, nor the adoption of any provision of the Corporation's Certificate of Incorporation or any Bylaw inconsistent with this Article Ninth, shall eliminate or adversely affect the effect of this Article Ninth or any right or protection hereunder of any director in respect of any act or omission occurring prior to the time of such amendment, repeal, modification or adoption.

TENTH: The Corporation shall, to the fullest extent permitted by the GCL and other applicable law, indemnify, advance expenses, and hold harmless each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, or appeal thereof, whether civil, criminal, administrative or investigative, by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the Corporation or is or was serving at the request of the

Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, and may, to the fullest extent permitted by the GCL and other applicable law or to such lesser extent as is determined in the discretion of the Board of Directors of the Corporation, indemnify any other persons whom it shall have power to indemnify, from and against any and all of the expenses (including attorneys' fees), judgments, fines and amounts paid settlement actually and reasonably incurred by the indemnified person, in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal administrative or investigative, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any Bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such person. Neither any amendment, repeal or modification of this Article Tenth, nor the adoption of any provision of the Corporation's Certificate of Incorporation or any Bylaw inconsistent with this Article Tenth, shall eliminate or adversely affect the effect of this Article Tenth or any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such amendment, repeal, modification or adoption.

IN WITNESS WHEREOF, the undersigned hereby affirms that the statements made herein are true under penalty of perjury and signs his name this 30th day of June, 2023.

By: /s/ Andrew Oliver
Name: Andrew Oliver
Incorporator



Articles of Organization

A set of formal documents filed with the Secretary of State to legally document the creation of a new business entity.





Prepared by **incfile**



N.Y.S. DEPARTMENT OF STATE
DIVISION OF CORPORATIONS AND STATE RECORDS **ALBANY, NY 12231-0001**

ONLINE FILING RECEIPT

ENTITY NAME: WOOW LLC

DOCUMENT TYPE: ARTICLES OF ORGANIZATION (DOM. LLC) COUNTY: ALBA

FILED:05/18/2020 DURATION:********** CASH#:200518010301 FILE#:200518010301
DOS ID:5752667

FILER:	EXIST DATE
LOVETTE DOBSON 17350 STATE HWY 249 #220 HOUSTON, TX 77064	05/18/2020

ADDRESS FOR PROCESS:

LEGALINC CORPORATE SERVICES INC.
1967 WEHRLE DRIVE
SUITE 1 #086
BUFFALO, NY 14221

REGISTERED AGENT:

LEGALINC CORPORATE SERVICES INC.
1967 WEHRLE DRIVE
SUITE 1 #086
BUFFALO, NY 14221

The limited liability company is required to file a Biennial Statement with the Department of State every two years pursuant to Limited Liability Company Law Section 301. Notification that the Biennial Statement is due will only be made via email. Please go to www.email.ebiennial.dos.ny.gov to provide an email address to receive an email notification when the Biennial Statement is due.

SERVICE COMPANY: ** NO SERVICE COMPANY **
SERVICE CODE: 00

FEE:	205.00	PAYMENTS	205.00
FILING:	200.00	CHARGE	205.00
TAX:	0.00	DRAWDOWN	0.00
PLAIN COPY:	5.00		
CERT COPY:	0.00		
CERT OF EXIST:	0.00		

DOS-1025 (04/2007)

Authentication Number: 2005180531 To verify the authenticity of this document you may access the Division of Corporation's Document Authentication Website at http://ecorp.dos.ny.gov

ARTICLES OF ORGANIZATION
OF
WOOW LLC

Under Section 203 of the Limited Liability Company Law

THE UNDERSIGNED, being a natural person of at least eighteen (18) years of age, and acting as the organizer of the limited liability company hereby being formed under Section 203 of the Limited Liability Company Law of the State of New York certifies that:

FIRST: The name of the limited liability company is:

WOOW LLC

SECOND: To engage in any lawful act or activity within the purposes for which limited liability companies may be organized pursuant to Limited Liability Company Law provided that the limited liability company is not formed to engage in any act or activity requiring the consent or approval of any state official, department, board, agency, or other body without such consent or approval first being obtained.

THIRD: The county, within this state, in which the office of the limited liability company is to be located is ALBANY.

FOURTH: The Secretary of State is designated as agent of the limited liability company upon whom process against it may be served. The address within or without this state to which the Secretary of State shall mail a copy of any process against the limited liability company served upon him or her is:

LEGALINC CORPORATE SERVICES INC.
1967 WEHRLE DRIVE
SUITE 1 #086
BUFFALO, NY 14221

FIFTH: The limited liability company designates the following as its registered agent upon whom process against it may be served within the State of New York is:

LEGALINC CORPORATE SERVICES INC.
1967 WEHRLE DRIVE
SUITE 1 #086
BUFFALO, NY 14221

SIXTH: The existence of the limited liability company shall begin upon filing of these Articles of Organization with the Department of State.

SEVENTH: The limited liability company shall defend, indemnify and hold harmless all members, managers, and former members and managers of the limited liability company against expenses (including attorney's fees, judgments, fines, and amounts paid in settlement) incurred in connection with any claims, causes of action, demands, damages, liabilities of the limited liability company, and any pending or threatened action, suit, or proceeding. Such indemnification shall be made to the fullest extent permitted by the laws of the State of New York, provided that such acts or omissions which gives rise to the cause of action or proceedings occurred while the Member or Manager was in performance of his or her duties for the limited liability company and was not as a result of his or her fraud, gross negligence, willful misconduct or a wrongful taking. The indemnification provided herein shall inure to the benefit of successors, assigns, heirs, executors, and the administrators of any such person.

I certify that I have read the above statements, I am authorized to sign these Articles of Organization, that the above statements are true and correct to the best of my knowledge and belief and that my signature typed below constitutes my signature.

LOVETTE DOBSON (signature)

LOVETTE DOBSON , ORGANIZER
17350 STATE HWY 249
#220
HOUSTON, TX 77064

Filed by:
LOVETTE DOBSON
17350 STATE HWY 249
#220
HOUSTON, TX 77064

FILED WITH THE NYS DEPARTMENT OF STATE ON: 05/18/2020
FILE NUMBER: 200518010301; DOS ID: 5752667